UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013	File No.: 001-31891
TRANSGLOBE ENERGY CORPORATION
(Translation of registrant's name into English)

#2300, 250 – 5th Street S.W., Calgary, AB T2P 0R4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[           ] Form 20-F   [ x ] Form 40-F
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [           ] No [ x ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
FIRST QUARTER 2013 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 7, 2013 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months ended March 31, 2013. All dollar values are expressed in United States dollars unless otherwise stated.

• First quarter production averaged 18,001 Bopd (17,909 Bopd sales);

• First quarter funds flow of $36.0 million;

• First quarter earnings of $24.9 million (includes a $3.0 million unrealized gain on convertible debentures);

• Spent $18.2 million on exploration and development during the quarter;

• Drilled 11 wells in the quarter resulting in 8 oil wells and 3 dry holes;

• Two new Lower Nukhul discoveries in the Arta and East Arta Blocks have added to the appraisal location inventory;

• Collected $75.2 million in accounts receivable from the Egyptian Government during the quarter;

• Ended the quarter with $112.2 million in cash and cash equivalents; positive working capital of $278.0 million or $167.0 million net of debt (including convertible debentures).

A conference call to discuss TransGlobe’s 2013 first quarter results presented in this news release will be held Tuesday, May 7, 2013 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 1-416-695-6616 or toll-free 1-800-766-6630 (see also TransGlobe’s news release dated May 1, 2013). The webcast may be accessed at
http://events.digitalmedia.telus.com/transglobe/050713/index.php

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended March 31
Financial	2013	2012	% Change
Oil and gas revenue	159,915	159,426	—
Oil and gas revenue net of royalties	79,366	77,212	3
Derivative gain (loss) on commodity contracts	—	(124)	—
Production and operating expense	14,532	11,966	21
General and administrative expense	7,100	6,688	6
Depletion, depreciation and amortization expense	11,180	11,749	(5)
Income taxes	23,921	21,585	11
Funds flow from operations	36,005	36,088	—
Basic per share	0.49	0.49
Diluted per share	0.44	0.48
Net earnings	24,878	10,975	127
Net earnings - diluted	21,427	10,975	95
Basic per share	0.34	0.15
Diluted per share	0.26	0.15
Capital expenditures	18,193	4,472	307
Working capital	277,997	263,693	5
Long-term debt	17,097	57,910	(70)
Convertible debentures	93,842	105,835	(11)
Common shares outstanding
Basic (weighted average)	73,805	73,061	1
Diluted (weighted average)	82,228	75,333	9
Total Assets	672,675	648,012	4

Operating
Average production volumes (Bopd)	18,001	16,795	7
Average sales volumes (Bopd)	17,909	16,720	7
Average price ($ per Bbl)	99.21	104.78	(5)
Operating expense ($ per Bbl)	9.02	7.86	15

CORPORATE SUMMARY

TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 18,001 barrels of oil per day (“Bopd”) during the quarter. The increase in production over Q-4 2012 was due to production increases at West Gharib and West Bakr late in the quarter.

In the Eastern Desert the Company continues to grow production primarily due to successful drilling and facility expansion/optimization projects. Year-to-date the Company has drilled 13 wells in the Eastern Desert resulting in 12 oil wells and 1 dry hole. Recent successful Lower Nukhul oil wells located on the Western edges of the Arta and East Arta leases in West Gharib have significantly enhanced the exploration potential of the newly awarded North West Gharib concession. In addition, the Company is currently drilling an infill well in the K field which is targeting un-swept oil in the main Asl “A” pool. The previous four oil wells the Company has drilled in the K field encountered an average 113 feet of net oil pay per well. All four wells are producing deeper Asl sands discovered below the main A pool.

In the Western Desert the Company has drilled three exploration commitment wells at South Mariut which were under budget but dry. The Company is currently evaluating the results with its partner and it is likely the Block will be relinquished based on recent results. Including the most recent wells, the Company will have invested approximately $20 million in the South Mariut concession. At South Alamein the start of the planned 8-well drilling program has been delayed waiting on military approvals for access. At East Ghazalat, drilling has commenced on a four-well drilling program (two Safwa development and two exploration) with two drilling rigs.

Dated Brent oil prices were strong in the first quarter, averaging $112.59 per barrel. The West Gharib and West Bakr crude is sold at a quality discount to Dated Brent and received a blended price of $99.05 during the quarter. The Company had funds flow of $36.0 million and ended the quarter with positive working capital of $278.0 million or $167.0 million net of debt (including the convertible debentures). The Company collected $75.2 million of accounts receivable from the Egyptian government during the quarter which reduced accounts receivable (net of excess cost oil due to Egyptian General Petroleum Company (“EGPC”)), by $16.4 million to $204.6 million.

The Company had net earnings in the quarter of $24.9 million, which included a $3.0 million non-cash unrealized gain on convertible debentures. The $3.0 million gain represents a fair value adjustment in accordance with IFRS, but does not represent a cash gain or a change in the future cash outlay required to repay the convertible debentures.

In the Company's view, the political environment in the Arab Republic of Egypt (“Egypt”) continues to evolve and business processes and operations are proceeding as normal. The Company has a strong financial position and continues to pursue business development opportunities both within and outside of Egypt.

Annual General and Special Meeting of Shareholders
Wednesday, May 8, 2013 at 3:00 p.m. Mountain Time
Centennial Place West, Bow Glacier Room
3rd Floor, 250 5th Street S.W., Calgary, Alberta, Canada

OPERATIONS UPDATE

Operations Update

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

Five wells were drilled during the first quarter resulting in four (Arta/East Arta) Upper Nukhul oil wells and one (East Arta) dry well.

Subsequent to the quarter three additional oil wells have been drilled in the Arta/East Arta area which encountered Lower Nukhul. The East Arta well successfully appraised a Lower Nukhul pool on the north west edge of the East Arta block which had been discovered prior to the 2012 EGPC bid round. The new East Arta well encountered a Lower Nukhul reservoir with 90 feet of net pay. The original discovery well initially produced 550 Bopd and is currently producing 370 Bopd after 17 months of production. Based on 3-D seismic mapping the majority of the Lower Nukhul pool extends on to the NW Gharib block. The pool is estimated to contain between 10 and 40 million barrels of Petroleum-Initially-In-Place ("PIIP") (P90 to P10 respectively) based on internal estimates. Approximately 22 additional locations on 40 acre spacing will be required to define the extents of this Lower Nukhul pool.

One of the subsequent Arta wells that was drilled west of the main Arta field also discovered a new Lower Nukhul oil reservoir with 18 feet of net pay. The pool is estimated to contain between 2 and 10 million barrels of PIIP (P90 to P10 respectively) based on internal estimates. Approximately 10 appraisal locations will be required to define the pool which potentially extends on to the NW Gharib concession.

One drilling rig is currently drilling in the West Gharib concession.

Production

Production from West Gharib averaged 12,970 Bopd to TransGlobe during the first quarter, a 12% (1,407 Bopd) increase from the previous quarter. An illegal eight-day protest at the start of October 2012 resulted in approximately 1,000 Bopd of production being deferred in that quarter.

Production averaged 12,270 Bopd during January; 13,232 Bopd in February; 13,433 Bopd in March; and 13,798 Bopd in April. Production increases in February, March and April are attributed to new wells, production optimization and increased take-away capacity attributed to the West Bakr K station trucking terminal.

The Company commissioned a truck receiving terminal at the West Bakr K station to receive West Gharib production in late December. The new K station receiving terminal is designed to receive the majority of the Hana/Hana West production from West Gharib, which is then shipped via the West Bakr pipeline to the GPC receiving terminal. By diverting up to 2,500 Bopd of Hana/Hana West production through the West Bakr pipeline system, West Gharib is able to utilize a portion of the Hana/Hana West capacity at the Government-controlled ("GPC") truck terminal to deliver additional West Gharib production. Combined West Gharib and West Bakr delivered 18,650 Bopd into the GPC system in April and have successfully delivered over 21,000 Bopd on peak days. Additional unidentified constraints could be experienced in the GPC processing facilities when the combined production exceeds the 21,000 Bopd level. The Company continues to work with GPC to identify bottlenecks and optimize throughput.

Phase 2 expansions of the new Hoshia and Arta South multi-well batteries (“MWB”) were completed in early 2013. In addition, a new MWB located in the northwest corner of East Arta was commissioned in early March 2013 and plans have been finalized for a new Arta Main MWB in the central part of Arta, targeting a Q4-2013 startup. The startup of new MWB's has contributed to better water separation in the field and increased oil delivery at the GPC terminal.

The Company continues to progress a number of longer term infrastructure projects in the West Gharib/West Bakr fields to deliver West Gharib production to GPC by pipeline and thereby eliminate oil trucking outside the West Gharib field area.

Quarterly West Gharib Production (Bopd)	2013	2012
	Q-1	Q-4	Q-3	Q-2
Gross production rate	12,970	11,563	12,182	12,356
TransGlobe working interest	12,970	11,563	12,182	12,356
TransGlobe net (after royalties)	7,084	6,697	6,757	6,847
TransGlobe net (after royalties and tax) *	4,916	4,884	4,741	4,805
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out the Government’s share of production sharing oil

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled four wells during the first quarter resulting in four oil wells (two oil wells in K field, one oil well in M field and one oil well in H field).
Subsequent to the quarter, the Company has drilled one oil well in the H field.
The rig is currently drilling in K field. To date the Company has drilled and completed four directional wells in the K field targeting multiple stacked Asl sands below the main Asl A zone with wells being completed in the lower-most oil formations. Depending on the performance of the respective wells/pools they may be recompleted or possibly commingled with additional Asl sands not currently producing. All four wells encountered oil pay in the main Asl A sand with an average true vertical depth (“tvd”) net oil pay of approximately 113 feet per well and oil pay in the Asl B sand with an average tvd net oil pay of approximately 65 feet per well. The Asl A sands appear to be relatively un-swept in the main Asl A reservoir. The wells encountered the Asl B reservoir in a structurally favorable position and have a common oil water contact. One of the four wells was completed as an Asl B oil well and was placed on production at an initial pumping rate of approximately 800 Bopd in mid-February and is producing at a stabilized rate of 500 Bopd. Additional oil pay was encountered in the thinner Asl D, E and F sands depending on the structural position of the respective wells. One well is completed in the Asl D, one well in the Asl E and one well in the Asl E and F sands with an overall average production pumping rate of approximately 140 Bopd per well. The Asl formations are high quality, unconsolidated sandstone reservoirs which typically produce sand with the oil during the initial production phase resulting in an increased frequency of pump changes and sand cleanouts.
A new vertical K field well targeting the main Asl A pool is currently drilling targeting un-swept oil in that field. The Asl A pool has produced approximately 28 million barrels of oil since being discovered in 1980, or approximately 17% of the internally estimated 169 million barrels in place. At year-end 2012, approximately 4.5 million barrels of proved plus probable (“2P”) remaining reserves were assigned to the Asl A pool which, combined with historical production, equates to an ultimate recovery factor of approximately 19%. Management believes an additional 10% to 20% recovery factor for the K field Asl A pool is possible primarily through infill and down-spaced drilling opportunities. This could increase the ultimate recovery to the 30%-40% range which is a more typical recovery factor for a high quality sandstone reservoir with an active water drive. In addition to the current drilling program the company has identified a number of work-over/remedial well candidates to re-activate wells with un-swept oil potential in the K field.
It is expected that the drilling rig will continue working in West Bakr throughout 2013.
Production
Production from West Bakr averaged 4,359 Bopd to TransGlobe during the first quarter, an 8% (371 Bopd) decrease from the previous quarter, primarily due a higher than normal number of pump changes and sand clean-outs during January and February, when production was 4,126 Bopd and 4,199 Bopd respectively. Production increased to 4,737 Bopd in March and 4,692 Bopd in April. Production increases were attributed to new wells at K field, M field and H field, as well as improved pump performance in new K field wells and a successful work-over/recompletions in the M and K fields.

Quarterly West Bakr Production (Bopd)	2013	2012
	Q-1	Q-4	Q-3	Q-2
Gross production rate	4,359	4,730	4,590	4,230
TransGlobe working interest	4,359	4,730	4,590	4,230
TransGlobe net (after royalties)	1,373	1,569	1,268	1,244
TransGlobe net (after royalties and tax) *	1,061	1,230	939	941
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out the Government’s share of production sharing oil

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

No wells were drilled during the first quarter. Subsequent to the quarter, drilling commenced at Safwa 3, which is the first of a two-well development/appraisal program for the Safwa development area. In addition, a second larger drilling rig has been mobilized for a two-well exploration program. Drilling commenced at the Safwa South-1X exploration well which is targeting stacked zones in the Cretaceous and Jurassic, and is programmed to reach a total depth of 11,350 feet. As disclosed in the January 11, 2013 press release, the Safwa South-1X (formerly Safwa West) prospect was independently evaluated as of December 31, 2012 by DeGolyer and MacNaughton Canada Limited “DMCL”. The Safwa South -1X well is targeting an un-risked Mean Gross Prospective Resource volume of 7.0 million barrels.

Production

Production from East Ghazalat averaged 338 Bopd to TransGlobe during the first quarter, a 28% (129 Bopd) decrease from the previous quarter primarily due to the decline in natural flow from the only flowing producer in the field. The well was converted to a pumping oil well in late March which increased production approximately 200 Bopd. Production from East Ghazalat averaged 846 Bopd (423 Bopd to TransGlobe) during April.

Production is trucked to a receiving terminal at the Dapetco-operated South Dabaa facility approximately 35 kilometers southwest of Safwa.

Quarterly East Ghazalat Production (Bopd)	2013	2012
	Q-1	Q-4	Q-3	Q-2
Gross production rate	677	934	163	—
TransGlobe working interest	338	467	82	—
TransGlobe net (after royalties)	170	235	41	—
TransGlobe net (after royalties and tax) *	135	187	33	—
* Under the terms of the East Ghazalat Production Sharing Concession, royalties and taxes are paid out of the Government's share of production.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company has approved a budget for 2013 which includes an initial eight-well drilling program and the development of the Boraq 2 oil discovery. The 2013 drilling program includes two Boraq appraisal wells with the balance of the program focused on exploration prospects in South Alamein.

The Company is waiting for military surface access approvals, which have been delayed. The Company is encouraged by the continued support from EGPC and the Ministry of Oil and is cautiously optimistic that the necessary approvals will be forthcoming over the next quarter or two.

It is difficult to provide a timeline for first oil production from the Boraq discovery. The Company had assumed a Q4-2013 startup of production for budget purposes with an average production rate of 460 Bopd for 2013.

South Mariut, Arab Republic of Egypt (60% working interest, operated)
Operations and Exploration
The Company drilled two exploration wells (Al Azayem #1 and Al Nahda #1) during the quarter which were dry and abandoned.

The Al Azayem #1 well commenced drilling in the fourth quarter of 2012 and reached a total depth of 16,391 feet in January 2013. The well was plugged and abandoned. The primary Cretaceous reservoirs did not contain hydrocarbons. The Jurassic section of the well encountered a gross section of approximately 4,000 feet of Jurassic shale and tight carbonates. The Jurassic shale had good hydrocarbon indicators recorded while drilling. Analysis of the drill cuttings will be carried out to determine source rock properties. The total well cost of approximately $9 million ($5.4 million to TransGlobe) was lower than the budgeted $9.6 million cost for a 14,500 foot test.

The Al Nahda #1 well was drilled to a total depth of 10,750 feet and subsequently plugged and abandoned. The Al Nahda #1 well tested an independent Cretaceous structure (four stacked zones) defined on 3-D seismic which did not contain hydrocarbons. The total well cost was approximately $3.3 million ($2.0 million to TransGlobe).

Subsequent to the quarter, the third exploration well Al Hammam #1 was drilled to a total depth of 8,322 feet and subsequently plugged and abandoned. The Al Hammam #1 tested a Cretaceous horst block defined on 2-D seismic data which did not contain hydrocarbons. The total well cost was approximately $2.7 million ($1.6 million to TransGlobe).

With the abandonment of Al Hammam #1, the partners have fulfilled their commitments under the terms of the Concession Agreement and are evaluating whether to commit to the second and final two-year extension period. Based on the recent drilling results it is unlikely that TransGlobe will proceed to the next extension period and therefore will likely relinquish its interest in the South Mariut Concession.

EGPC BID ROUND RESULTS

EGPC announced that TransGlobe was the successful bidder on four concessions (100% working interest) in the 2011 EGPC bid round which closed on March 29, 2012. It is expected that the new concessions will be awarded in late 2013 following the ratification process which culminates when each concession is passed into law by the People's Assembly (Parliament).

North West Gharib (100% WI)

The Company's primary objective was obtaining the 655 square kilometer (162,000 acre) North West Gharib concession which surrounds and immediately offsets the Company's core West Gharib/West Bakr producing concessions (~45,000 acres). At North West Gharib the Company expects to commence drilling shortly after ratification and final approval of the concession into law. The Company has identified more than 79 drilling locations based on existing well and seismic data for the area. The Company would also acquire 3-D seismic data on portions of the concession not covered by 3-D seismic, to develop additional exploration targets.

South West Gharib (100% WI)

The 195 square kilometer (48,000 acre) South West Gharib concession is located immediately south of the North West Gharib concession. The Company will acquire 3-D seismic over the entire concession prior to drilling exploration wells in the first exploration phase.
South East Gharib (100% WI)

The 508 square kilometer (125,000 acre) South East Gharib concession is located immediately south of the South West Gharib concession. The Company will acquire extensive 2-D and 3-D seismic over this area prior to drilling exploration wells in the first exploration phase.

South Ghazalat (100% WI)

The 1,883 square kilometer (465,000 acre) South Ghazalat concession is located in the Western Desert to the west of the company's East Ghazalat concession in the prolific Abu Gharadig basin. The Company will acquire extensive 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

YEMEN EAST - Masila Basin

Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
No wells were drilled during the first quarter.
Production
Production sales from Block 32 averaged 1,556 Bopd (215 Bopd to TransGlobe) during the quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.

The actual field production during the first quarter averaged 2,416 Bopd (334 Bopd to TransGlobe) which is approximately 1% lower than the previous quarter due to natural declines.
Field production averaged approximately 2,244 Bopd (310 Bopd to TransGlobe) during April.

Quarterly Block 32 Production and Sales (Bopd)	2013	2012
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	2,416	2,442	2,532	2,575
Gross sales production rate	1,556	3,271	1,501	2,839
TransGlobe working interest	215	452	207	392
TransGlobe net (after royalties)	138	253	123	232
TransGlobe net (after royalties and tax) *	113	185	96	179
* Under the terms of the Block 32 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration

No new wells were drilled during the first quarter. The joint venture partners have approved the Gabdain #3 exploration well, subject to the resolution of logistic/security issues in the area. The current exploration phase of the PSA has been extended to October 12, 2013.

Gabdain #3 is targeting a large fractured basement prospect originally drilled at Gabdain #1 in 2010. Gabdain #1 tested approximately 170 Bopd light oil from the Kholan formation with 85% drawdown (which overlies the basement) during a two-day production test. Test rates are not necessarily indicative of long-term performance. The basement fractures at Gabdain #1 were tight and non-productive. The Gabdain #3 well is located approximately five kilometers from Gabdain #1 and is targeting fractures in the basement. It is expected that the 3,500 meter (11,500 feet) exploration well will cost approximately $11.5 million ($2.3 million to TransGlobe).

YEMEN WEST - Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
No wells were drilled during the first quarter.
Production
Production sales from Block S-1 averaged 108 Bopd (27 Bopd to TransGlobe) during the quarter. The reported gross sales production rate represents an adjustment to a prior period inventory which was lifted and sold in a prior quarter. The positive adjustment has been booked as sales during the first quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker lifting's during the respective quarter.

Field production remains shut-in primarily due to labor negotiations with field employees and tender of service/support contracts in the field. A settlement was reached with the field employees in early April and the operator is currently finalizing the new service contracts. It is difficult to predict when production will be restored, but it is expected to commence in the second quarter.

Quarterly Block S-1 Production and Sales (Bopd)	2013	2012
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	—	3,112	3,860	—
Gross sales production rate	108	7,748	252	—
TransGlobe working interest	27	1,937	63	—
TransGlobe net (after royalties)	14	1,273	41	—
TransGlobe net (after royalties and tax) *	10	1,105	36	—
* Under the terms of the Block S-1 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

No wells were drilled during the quarter.

Future drilling has been suspended pending resolution of logistics and security concerns.

MANAGEMENT'S DISCUSSION AND ANALYSIS
May 6, 2013
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2013 and 2012 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2012 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production, the possible sale of the Company's assets in Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2013, including expected 2013 average production, funds flow from operations, the 2013 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

MANAGEMENT STRATEGY AND OUTLOOK
The 2013 outlook provides information as to management’s expectation for results of operations for 2013. Readers are cautioned that the 2013 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2013 Production Outlook
Production for 2013 is expected to average between 21,000 and 24,000 Bopd. The range is due to a number of variables outside of the Company's control such as government approvals relating to the start of South Alamein production, development drilling results in Egypt and the return to operations of Block S-1 in Yemen.

Production Forecast
	2013 Guidance	2012 Actual	% Change
Barrels of oil per day	21,000 – 24,000	17,496	20 - 37

2013 Funds Flow From Operations Outlook
Funds flow from operations guidance of $161.0 million ($2.13/share), which is based on an annual average Dated Brent oil price of $100/Bbl and using the mid-point of the production guidance.

Funds Flow Forecast
($ millions)	2013 Guidance	2012 Actual	% Change
Funds flow from operations	161.0	153.5	5
Brent oil price ($ per bbl)	100.00	111.56	(10)

2013 Capital Budget
($ millions)	2013
Egypt	124.0
Yemen	5.0
Total	129.0
The 2013 capital program is split 58:42 between development and exploration, respectively.  The Company planned to participate in 51 wells in 2013.  It is anticipated that the Company will fund its 2013 capital budget from funds flow from operations and working capital.
The Company has begun a process to divest its Yemen assets in 2013.

ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.
Reconciliation of Funds Flow from Operations

	Three months ended March 31
($000s)	2013	2012
Cash flow from operating activities	51,900	1,771
Changes in non-cash working capital	(15,895)	34,317
Funds flow from operations*	36,005	36,088
* Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

SELECTED QUARTERLY FINANCIAL INFORMATION

	2013	2012				2011
($000s, except per share,
price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Average production volumes (Bopd)	18,001	17,875	18,143	16,978	16,720	12,054	13,406	11,826

Average sales volumes (Bopd)	17,909	19,148	17,124	16,978	16,720	12,054	13,406	11,826
Average price ($/Bbl)	99.21	98.70	96.88	95.84	104.78	99.12	104.00	105.57
Oil sales	159,915	173,864	152,624	148,078	159,426	109,919	128,265	113,615
Oil sales, net of royalties	79,366	92,281	74,540	73,633	77,212	60,609	71,769	62,513
Cash flow from operating activities	51,900	65,250	2,368	24,603	1,771	2,330	3,456	54,354
Funds flow from operations*	36,005	46,839	35,397	35,174	36,088	26,469	37,980	30,597
Funds flow from operations per share
- Basic	0.49	0.63	0.49	0.48	0.49	0.36	0.52	0.42
- Diluted	0.44	0.57	0.47	0.43	0.48	0.35	0.51	0.40
Net earnings	24,878	34,836	11,774	30,149	10,975	30,519	26,110	21,874
Net earnings - diluted	21,427	32,156	11,774	20,821	10,975	30,519	26,110	21,874
Net earnings per share
- Basic	0.34	0.48	0.16	0.41	0.15	0.42	0.36	0.30
- Diluted	0.26	0.39	0.16	0.25	0.15	0.41	0.35	0.29
Total assets	672,675	653,425	635,529	620,937	648,012	525,806	465,262	420,956
Cash and cash equivalents	112,180	82,974	45,732	72,230	127,313	43,884	105,007	122,659
Convertible debentures	93,842	98,742	102,920	95,043	105,835	—	—	—
Total long-term debt, including
current portion	17,097	16,885	31,878	37,855	57,910	57,609	57,303	56,998
Debt-to-funds flow ratio**	0.7	0.8	1.0	1.0	1.2	0.5	0.5	0.6

* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the first quarter of 2013, TransGlobe has:

•	Experienced a significant increase in cash flow from operating activities from Q1-2012 due to increased collections on accounts receivable (collected $75.2 million in Egypt Q1-2013);

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.7 at March 31, 2013;

•	Reported net earnings of $24.9 million;

•	Achieved funds flow from operations of $36.0 million; and

•	Spent $18.2 million on capital programs, which was funded entirely with funds flow from operations.
The accounting for the convertible debentures continued to have a significant impact on important components of the Company's financial statements:

•
Reported an increase in net earnings of $13.9 million as compared to the first quarter of 2012. This increase was principally a result of the unrealized gain on convertible debentures of $3.0 million recognized in the first quarter of 2013, combined with an unrealized loss on convertible debentures of $7.8 million in the first quarter of 2012; and

•
Reported diluted earnings per share of $0.26 in Q1-2013, which varies significantly from basic earnings per share of $0.34. The prescribed calculation as required under IFRS resulted in a significant reduction in diluted earnings per share due to the effect of the convertible debentures. Diluted earnings per share prior to the dilutive effect of the convertible debentures was $0.33/share.

2013 TO 2012 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
Q1-2012 net earnings	10,975	0.15
Cash items
Volume variance	8,958	0.12	81
Price variance	(8,469)	(0.100)	(77)
Royalties	1,665	0.02	15
Expenses:
Production and operating	(2,566)	(0.030)	(23)
Cash general and administrative	(273)	—	(2)
Exploration	453	0.01	4
Current income taxes	237	—	2
Realized foreign exchange gain (loss)	(9)	—	—
Issue costs for convertible debentures	4,389	0.05	40
Interest on long-term debt	(423)	(0.010)	(4)
Other income	(79)	—	(1)
Total cash items variance	3,883	0.06	35
Non-cash items
Unrealized derivative loss	124	—	1
Unrealized foreign exchange gain	1,155	0.01	11
Depletion and depreciation	569	0.01	5
Unrealized gain (loss) on financial instruments	10,830	0.13	99
Impairment loss	16	—	—
Stock-based compensation	(138)	—	(1)
Deferred income taxes	(2,573)	(0.030)	(23)
Deferred lease inducement	(1)	—	—
Amortization of deferred financing costs	38	—	—
Total non-cash items variance	10,020	0.12	92
Q1-2013 net earnings	24,878	0.33	127

Other items affecting diluted earnings per share
Convertible debentures		(0.070)	(54)
Q1-2013 net earnings per share - diluted		0.26	73
Net earnings increased to $24.9 million in Q1-2013 compared to $11.0 million in Q1-2012, which was mostly due to decreased finance costs combined with the positive effect of the change in unrealized gain/loss on convertible debentures. The decrease in finance costs is due to the issue costs for convertible debentures that were incurred in Q1-2012 for which there is no corresponding expense in Q1-2013. The earnings effect of increased sales volumes and decreased royalties were offset by reduced prices and increased operating costs.

BUSINESS ENVIRONMENT
The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2013	2012
	Q-1	Q-4	Q-3	Q-2	Q-1
Dated Brent average oil price ($/Bbl)	112.59	109.97	109.61	108.19	118.49
U.S./Canadian Dollar average exchange rate	1.009	0.991	0.995	1.006	1.001
The average price of Dated Brent oil was relatively unchanged in 2013 compared with 2012. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, the Contractor's share of excess ranges between 0% and 30% depending on the contract. In Yemen, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). Depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
During the political change in Egypt, business processes and operations have generally proceeded as normal. The Company continues to expand its footprint in Egypt as evidenced by the closing of recent business acquisitions. While exploration and development activities have generally been uninterrupted, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by the instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the accounts receivable balance in full. During the first quarter of 2013, the Company collected $75.2 million in accounts receivable from the Egyptian Government.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties and Other (Bopd)
Sales Volumes

	Three months ended March 31
	2013	2012
Egypt	17,667	16,423
Yemen	242	297
Total Company	17,909	16,720
Netback

Consolidated
	Three months ended March 31
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	159,915	99.21	159,426	104.78
Royalties	80,549	49.97	82,214	54.03
Current taxes	23,074	14.32	23,311	15.32
Production and operating expenses	14,532	9.02	11,966	7.86
Netback	41,760	25.90	41,935	27.57

Egypt
	Three months ended March 31
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	157,489	99.05	156,190	104.51
Royalties	79,644	50.09	80,733	54.02
Current taxes	22,790	14.33	22,829	15.28
Production and operating expenses	12,731	8.01	9,948	6.66
Netback	42,324	26.62	42,680	28.55
The netback per Bbl in Egypt decreased 7% in Q1-2013 compared with Q1-2012. The main reason for the decreased netback was the effect of a 5% reduction in realized oil prices as compared to Q1-2012. Production and operating expenses increased by 20% on a per Bbl basis, which was principally a result of increased fuel costs and third party oil treatment fees. The increase in production and operating expenses resulted in an increase in cost oil allocated to the Company, which reduced royalties and taxes on a per Bbl basis. In Q1-2013, the average selling price was $13.54/Bbl lower than the average Dated Brent oil price for the year of $112.59/Bbl which is a result of a gravity/quality adjustment.
Royalties and taxes as a percentage of revenue were 65% in Q1-2013, consistent with the 66% ratio reported in Q1-2012.

Yemen
	Three months ended March 31
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	2,426	111.39	3,236	119.73
Royalties	905	41.55	1,481	54.80
Current taxes	284	13.04	482	17.83
Production and operating expenses	1,801	82.69	2,018	74.67
Netback	(564)	(25.890)	(745)	(27.570)
In Yemen, the Company experienced a negative netback per Bbl of $25.89 in the three months ended March 31, 2013. Operating expenses on a per Bbl basis remained elevated in Q1-2013 as a result of production being shut-in on Block S-1 for the entire quarter. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly increased operating expenses per Bbl. The Block S-1 operating costs will be recovered from cost oil when production resumes.

Royalties and taxes as a percentage of revenue decreased to 49% from 61% in the three months ended March 31, 2013, compared with 2012.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three months ended March 31
	2013		2012
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,907	4.29	6,271	4.12
Stock-based compensation	1,278	0.79	1,140	0.75
Capitalized G&A and overhead recoveries	(1,085)	(0.670)	(723)	(0.470)
G&A (net)	7,100	4.41	6,688	4.40
G&A expenses (net) increased 6% (no change on a per Bbl basis) in Q1-2013 compared with Q1-2012. The increase is principally due to increased costs associated with the acquisitions that were completed in Q2-2012 and Q3-2012.

FINANCE COSTS
Finance costs for the three-month period ended March 31, 2013 decreased to $2.2 million compared with $6.2 million in the same period in 2012. The Company incurred convertible debenture issue costs of $4.4 million during the three months ended March 31, 2012, which caused a significant increase in finance costs during that period. The decrease in finance costs from Q1-2012 to Q1-2013 relates principally to the absence of the convertible debenture issue costs in the current period.

	Three months ended March 31
(000s)	2013	2012
Interest expense	$1,940	$1,517
Issue costs for convertible debentures	—	4,389
Amortization of deferred financing costs	262	300
Finance costs	$2,202	$6,206
The Company had $18.5 million ($17.1 million net of unamortized deferred financing costs) of long-term debt outstanding at March 31, 2013 (March 31, 2012 - $60.0 million). The long-term debt that was outstanding at March 31, 2013 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The second semi-annual interest payment was made on March 31, 2013.

At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Three months ended March 31
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	10,890	6.85	11,301	7.56
Yemen	202	9.27	248	9.18
Corporate	88	—	200	—
	11,180	6.94	11,749	7.72
In Egypt, DD&A decreased 9% on a per Bbl basis in the three months ended March 31, 2013 compared to 2012. This decrease is mostly due to proved plus probable reserve additions during the third and fourth quarters of 2012.
In Yemen, DD&A remained consistent on a per Bbl basis in the three months ended March 31, 2013 compared to 2012.

CAPITAL EXPENDITURES

	Three months ended March 31
($000s)	2013	2012
Egypt	17,688	4,415
Yemen	495	18
Corporate	10	39
Total	18,193	4,472
In Egypt, total capital expenditures in 2013 were $17.7 million (2012 - $4.4 million). During Q1-2013, the Company drilled five wells in West Gharib (four oil wells at Arta and one dry hole at East Arta). The Company also drilled four oil wells at West Bakr and two dry holes at South Mariut. Capital expenditures in Q1-2013 are behind plan primarily due to delays in the South Alamein drilling program.
OUTSTANDING SHARE DATA
As at March 31, 2013, the Company had 73,872,738 common shares issued and outstanding and 7,068,901 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 7,068,901 common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.7 times at March 31, 2013 (December 31, 2012 - 0.8). This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2013 and 2012:

Sources and Uses of Cash
	Three months ended March 31
($000s)	2013	2012
Cash sourced
Funds flow from operations*	36,005	36,088
Issue of convertible debentures	—	97,851
Exercise of options	396	268
Other	—	507
	36,401	134,714
Cash used
Capital expenditures	18,193	4,472
Deferred financing costs	50	—
Transfer to restricted cash	1	1
Finance costs	3,373	5,196
Other	580	164
	22,197	9,833
	14,204	124,881
Changes in non-cash working capital	15,002	(41,452)
Increase (decrease) in cash and cash equivalents	29,206	83,429
Cash and cash equivalents – beginning of period	82,974	43,884
Cash and cash equivalents – end of period	112,180	127,313
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2013 exploration and development program of $129.0 million and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At March 31, 2013, the Company had working capital of $278.0 million (December 31, 2012 - $262.2 million). The increase to working capital in Q1-2013 is due almost entirely to increased cash and cash equivalents, partially offset by a decrease in accounts receivable. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the recent political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. During the first quarter of 2013, collections of accounts receivable outpaced billings, resulting in a net decrease in accounts receivable from Q4-2012 to Q1-2013 of $16.4 million.
At March 31, 2013, TransGlobe had $71.0 million available under a Borrowing Base Facility of which $18.5 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until the second quarter of 2014, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	March 31, 2013	December 31, 2012
Bank debt	18,450	18,450
Deferred financing costs	(1,353)	(1,565)
Long–term debt (net of deferred financing costs)	17,097	16,885

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	45,145	45,145	—	—	—
Long-term debt	Yes - Liability	18,450	—	18,450	—	—
Convertible debentures	Yes - Liability	93,842	—	—	93,842	—
Office and equipment leases [3]	No	14,851	7,424	2,978	2,062	2,387
Minimum work commitments [4]	No	4,350	4,350	—	—	—
Total		176,638	56,919	21,428	95,904	2,387
1    Payments excluding ongoing operating costs, finance costs and payments made to settle derivatives.
2    Payments denominated in foreign currencies have been translated at March 31, 2013 exchange rates.
3    Office and equipment leases includes all drilling rig contracts
4    Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations

Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2014.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee up to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report effective December 31, 2012, no additional fees are due in 2013.
Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) had a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells which were commitments from the original exploration period and were carried into the current three-year extension period. The Company issued three $3.0 million letters of credit to guarantee performance under the extension period. Two wells were drilled during the quarter, and as at quarter end the $3.0 million letter of credit for the first well was released, which reduced the outstanding letters of credit to a total of $6.0 million ($3.6 million to TransGlobe). Subsequent to the end of the quarter the Company drilled the third commitment well.
Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein PSC in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2013.

CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
Future changes to accounting policies
As at the date of authorization of the Condensed Consolidated Interim Financial Statements the following Standards and Interpretations which have not yet been applied in the Condensed Consolidated Interim Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Condensed Consolidated Interim Financial Statements.
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Condensed Consolidated Interim Financial Statements.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company's internal control over financial reporting during the period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three months ended March 31
	2013	2012
REVENUE
Oil sales, net of royalties	$79,366	$77,212
Derivative gain (loss) on commodity contracts	—	(124)
Finance revenue	46	125
	79,412	77,213

EXPENSES
Production and operating	14,532	11,966
General and administrative	7,100	6,688
Foreign exchange (gain) loss	(1,518)	(372)
Finance costs	2,202	6,206
Exploration	107	560
Depletion, depreciation and amortization	11,180	11,749
Unrealized (gain) loss on financial instruments	(2,990)	7,840
Impairment of exploration and evaluation assets	—	16
	30,613	44,653

Earnings before income taxes	48,799	32,560

Income tax expense (recovery) – current	23,074	23,311
– deferred	847	(1,726)
	23,921	21,585
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD	$24,878	$10,975

Earnings per share
Basic	$0.34	$0.15
Diluted	$0.26	$0.15

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	March 31, 2013	December 31, 2012
ASSETS
Current
Cash and cash equivalents	$112,180	$82,974
Accounts receivable	204,625	221,017
Prepaids and other	5,909	6,813
Product inventory	428	—
	323,142	310,804
Non-Current
Restricted cash	783	782
Intangible exploration and evaluation assets	51,890	48,414
Property and equipment
Petroleum properties	284,533	280,895
Other assets	4,147	4,350
Goodwill	8,180	8,180
	$672,675	$653,425

LIABILITIES
Current
Accounts payable and accrued liabilities	$45,145	$48,587
	45,145	48,587
Non-Current
Long-term debt	17,097	16,885
Convertible debentures	93,842	98,742
Deferred taxes	53,210	52,363
Other long-term liabilities	940	988
	210,234	217,565

SHAREHOLDERS’ EQUITY
Share capital	159,259	158,721
Contributed surplus	12,879	11,714
Retained earnings	290,303	265,425
	462,441	435,860
	$672,675	$653,425

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2013	2012

Share Capital
Balance, beginning of period	$158,721	$154,263
Stock options exercised	396	268
Transfer from contributed surplus on exercise of options	142	100
Balance, end of period	$159,259	$154,631

Contributed Surplus
Balance, beginning of period	$11,714	$8,538
Share-based compensation expense	1,307	814
Transfer to share capital on exercise of options	(142)	(100)
Balance, end of period	$12,879	$9,252

Retained Earnings
Balance, beginning of period	$265,425	$177,691
Net earnings and total comprehensive income	24,878	10,975
Balance, end of period	$290,303	$188,666

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2013	2012
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period	$24,878	$10,975
Adjustments for:
Depletion, depreciation and amortization	11,180	11,749
Deferred lease inducement	115	114
Impairment of exploration and evaluation costs	—	16
Stock-based compensation	1,278	1,140
Finance costs	2,202	6,206
Income tax expense	23,921	21,585
Unrealized (gain) loss on commodity contracts	—	124
Unrealized (gain) loss on financial instruments	(2,990)	7,840
Unrealized (gain) loss on foreign currency translation	(1,505)	(350)
Income taxes paid	(23,074)	(23,311)
Changes in non-cash working capital	15,895	(34,317)
Net cash generated by (used in) operating activities	51,900	1,771

INVESTING
Additions to intangible exploration and evaluation assets	(3,476)	(271)
Additions to petroleum properties	(14,677)	(3,961)
Additions to other assets	(40)	(240)
Changes in restricted cash	(1)	(1)
Changes in non-cash working capital	(893)	(7,940)
Net cash generated by (used in) investing activities	(19,087)	(12,413)

FINANCING
Issue of common shares for cash	396	268
Financing costs	(50)	—
Interest paid	(3,373)	(807)
Issue of convertible debentures	—	97,851
Issue costs for convertible debentures	—	(4,389)
Increase (decrease) in other long-term liabilities	(144)	(164)
Changes in non-cash working capital	—	805
Net cash generated by (used in) financing activities	(3,171)	93,564
Currency translation differences relating to cash and cash equivalents	(436)	507
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	29,206	83,429
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	82,974	43,884
CASH AND CASH EQUIVALENTS, END OF PERIOD	$112,180	$127,313

Submitted herewith:

(1)	Press Release - 1st quarter 2013 dated May 7, 2013

(2)	Form 52-109F1 “Certificate of Annual Filings”, CEO - dated May 7, 2013

(3)	Form 52-109F1 “Certificate of Annual Filings”, CFO - dated May 7, 2013

(4)	TransGlobe Energy Corporation's First Quarter 2013 for the period ending March 31, 2013.

(5)	Q1 2013 MD&A

(6)	Q1 2013 Financials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: May 7, 2013    By: /s/ “Randy C. Neely
Randy C. Neely
Vice President Finance & CFO

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to "resources" are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Scott Koyich Telephone: (403) 264-9888 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com